Wagner R. Dias da Silva Attorney At Law Writer direct (405) 552-2374 Fax (405) 228-7374 wagner.diasdasilva@mcafeetaft.com

April 20, 2012

VIA EDGAR

Securities and Exchange Commission
Attention: Mr. Sonny Oh
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	American Fidelity Dual Strategy Fund 485APOS, File Nos. 333-58185; 811-08873

Dear Mr. Oh:

On behalf of American Fidelity Dual Strategy Fund, Inc. (the “Fund”), we are responding to your telephonic comments on April 18, 2012 with respect to the Fund’s post-effective amendment no. 23 to its registration statement on Form N-1A (the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) on March 12, 2012 pursuant to Rule 485(a) under the Securities Act of 1933. We plan to file a post-effective amendment to the registration statement pursuant to Rule 485(b) under the Securities Act of 1933 on or before May 1, 2012, which post-effective amendment will reflect the changes made in response to your comments, as described herein. Please note that the page number references below are to the EDGAR version of the registration statement.

We note the following in response to your comments:

1. If a Summary Prospectus will be used, please confirm that it will be filed with the SEC and will include the legend required by Rule 498(b)(1)(v).

We confirm that a Summary Prospectus will be filed with the SEC pursuant to Rule 497(k) and will comply with Rule 498 disclosures, including the following legend required to be on the cover page pursuant to Rule 498(b)(1)(v):

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at: http://pe.newriver.com/summary.asp?clientid=amfid&fundid=NRMF03244&contractid=NRVA01077    You can also get this information at no cost by calling 1.800.662.1106 or by sending an email request to va.help@af-group.com.

2. Confirm that the Fund will comply with the Interactive Data File requirements.

We confirm that the Fund will comply with the Interactive Data File requirements described in General Instruction C.(3)(g) of Form N-1A, including the requirement that it file the Interactive Data file with the commission within 15 days after the effective date of the Fund’s post-effective amendment to its registration statement.

3. On the facing sheet of the registration statement, please add the title of securities being registered.

The following phrase has been added to the facing sheet:

“Title of securities being registered: Common Stock.”

4. Please reconcile the disclosure of investment objective in the “Risk/Return Summary-Investment Objective” section of the Prospectus (Page 1), which focuses on long term capital growth with the disclosures on the “Investment Goals and Strategies” section of the Prospectus (Page 3) and “Investment Goals and Policies-Investment Goals” section of the Statement of Addition Information (Page 2)

The title of the Item 2, Risk/Summary section has been changed to “Investment Objectives/Goals” and the following sentence has been added to that section:

“The Fund’s secondary investment goal is the production of income.”

5.  (a) After the last sentence of the preamble under the “Risk/Return Summary-Fee Table-Fees and Expenses of the Fund” section of the Prospectus (Page 1) please disclose that if fees and expenses incurred at the separate account level were included, costs would be higher.

The following sentence has been added after the last sentence of the preamble of the “Risk/Return Summary-Fee Table-Fees and Expenses of the Fund” and after the sentence following the example on the “Risk/Return Summary-Fee Table-Fees and Expenses of the Fund-Example” sections of the Prospectus (page 1):

“If fees and expenses incurred at the separate account level were included, your costs would be higher.”

(b) Please delete the latter part of the second sentence on the “Risk/Return Summary-Fee Table-Fees and Expenses of the Fund-Portfolio Turnover” section of the Prospectus (Page 1).

The following has been deleted:

“and may result in higher taxes when Fund shares are held in a taxable account.”

6. (a) (1) On the third sentence of the “Risk/Return Summary-Investment Strategy, Risks and Performance-Principal Investment Strategy” section of the Prospectus (page 1), please provide a better definition of “growth,” if possible.

The third sentence of the second paragraph of that section has been revised to read as follows:

“The approach of two of the sub-advisors (Quest Investment Management, Inc. and The Renaissance Group, LLC) is growth oriented and generally focuses on purchasing stock of companies that exhibit above average earnings and capital growth.”

(2) The “Risk Return Summary-Investment Strategy, Risks and Performance” section of the Prospectus (page 1) should match the “Principal Risks of Investment Section” of the Prospectus (page 3). Thus, include disclosures re: investment in securities, including ADR.

The Fund does not invest in foreign securities or make foreign investments other than the purchase of ADRs.  Thus, the following bullet point has been deleted from the “Risk/Return Summary-Principal Risks of Investing” section of the Prospectus (page 1) because the Fund does not make other foreign investments and does not believe this to be a principal risk:

• The Fund’s foreign investments were not solely the purchase of American Depository Receipts (ADR), thus eliminating fluctuations in currency exchange rates, market illiquidity, price volatility, high trading costs or difficulties in settlement.

In addition, the following has been deleted from the “Principal Risks of Investment” section of the Prospectus (Page 4) because it does not represent a principal risk on investing in the Fund.

• Foreign Investing.  The Fund invests in foreign securities solely through the purchase of American Depository Receipts, other depository receipts or ordinary shares only if the shares are U.S. Dollar denominated and publicly traded within the United States.  American Depository Receipts generally are securities issued by a U.S. bank to U.S. buyers as a substitute for direct ownership of a foreign security and are traded in the U.S. markets.  Investing in foreign securities poses unique risks such as fluctuation in currency exchange rates, market illiquidity, price volatility, high trading costs, difficulties in settlement, limits on foreign ownership, and less stringent accounting, reporting and disclosure requirements.  In the past, equity securities of foreign markets have had more frequent and larger price changes than those of U.S. markets.  The Fund typically restricts its foreign investments to large foreign companies, reducing somewhat the general risks of foreign investing.

(3) Comply with the plain English requirements with respect to the disclosures re: investments in foreign securities and ADRs.

See Response to 6(a)2 above regarding the deletion of the discussions from the “Risk/Return Summary-Principal Risks of Investing” and “Principal Risks of Investment” sections of the Prospectus. In addition, the following sentence has been added after the second sentence of the first paragraph under the “Investment Goals and Strategies-General” section of the Prospectus (page 3):

American Depository Receipts generally are securities issued by a U.S. bank to U.S. buyers as a substitute for direct ownership of a foreign security and are traded in the U.S. markets.

(4) On the “Investment Goals and Strategies-General” section of the Prospectus (page 3), please make it clear that the discussion is describing “principal” investment strategies of the sub-advisers.

The second sentence of the second paragraph of that section has been revised to read as follows:

“Each sub-advisor has a different principal investment strategy, but the Fund deliberately selected two sub-advisors who are growth oriented and two sub-advisors who are value oriented.” (emphasis added)

(b) On the “Principal Risks of Investment” section of the Prospectus, please note that such Item 4 disclosures should summarize disclosures of principal risks disclosed in the “Risk/Return Summary-Principal Risks of Investing” section of the Prospectus (page 1).

(1) Thus, please include a fuller discussion of the risk disclosed in the last bullet point of the “Risk/Return Summary-Principal Risks of Investing” section of the Prospectus (page 1) relating to earnings of the companies in which the Funds invests, in the “Principal Risks of Investment” section of the Prospectus (page 5).

The bullet point has been revised to read in its entirety as follows:

• Earnings of companies in which the Fund invests are not achieved, and income available for dividend payments is reduced.

In addition, the following discussion has been added to the “Principal Risks of Investment” section of the Prospectus (page 4):

Income. The ability of the Fund’s equity securities to generate income generally depends on the earnings and the continuing declaration of dividends by the issuers of such securities. If earnings of companies in which the Fund invests or not achieved and dividends are reduced or discontinued, distributions to shareholders from the Fund may drop as well.

(2) On the “Risk/Return Summary-Principal Risks of Investing” section of the Prospectus (page 1), include all principal risks (including, for example, risk of investment in common stock).

The following bullet point has been added to the “Risk/Return Summary-Principal Risks of Investing” section of the Prospectus (page 1):

• The prices of the stocks in which the Fund invests declines because of changes in price of a particular security or broad stock market decline.

In addition, the following discussion has been added to the “Principal Risks of Investment” section of the Prospectus (page 4):

Stock Market/Equity. The fund invests in stocks that are traded on the stock market. The Fund's stock holdings may decline in value because of changes in price of a particular stock or a broad stock market decline. These fluctuations could be a drastic movement or a sustained trend. The value of a security may decline for a number of reasons which directly relate to the issuer of a security, such as management performance, financial leverage and reduced demand for the issuer's goods or services. Common stocks in general are subject to the risk of an issuer liquidating or declaring bankruptcy, in which case the claims of owners of the issuer's debt securities and preferred stock take precedence over the claims of common stockholders.

(3) Please include a fuller discussion of the risk disclosed in the second to last bullet point of the “Risk/Return Summary-Principal Risks of Investing” section of the Prospectus (page 1) in the “Principal Risks of Investment” section of the Prospectus (page 3).

The Fund does not invest in foreign securities or make foreign investments other than the purchase of ADRs. The following bullet point has been deleted from the “Risk/Return Summary-Principal Risks of Investing” section of the Prospectus (page 1) because the Fund does not make other foreign investments and does not believe this to be a principal risk:

• The Fund’s foreign investments were not solely the purchase of American Depository Receipts (ADR), thus eliminating fluctuations in currency exchange rates, market illiquidity, price volatility, high trading costs or difficulties in settlement.

(c) Please delete the information not required by Item 4 from the “Risk/Return Summary: Investments, Risks and Performance” section of the Prospectus (page 1):

The following paragraphs have been deleted from the summary section of the prospectus:

Only separate accounts of insurance companies may purchase shares of the Fund. You may invest indirectly in the Fund through your purchase of a variable annuity contract issued by a separate account or by participating in a contract available through your employer’s retirement plan.  The Dual Strategy Fund may be appropriate for you to invest in through a separate account if you:

• Want a regular investment program for retirement savings.

• Can benefit from deferred taxation of capital appreciation and income.

• Are several years from retirement and can pursue a long-term investment goal.

• Want to add an investment with growth potential to diversify your other retirement investments.

• Are willing to accept higher short-term risk along with higher potential long-term returns.

You should read the applicable separate account prospectus for information about (1) purchasing a variable annuity contract or participating in a variable annuity contract, (2) other investment options that may be available to you in addition to the Dual Strategy Fund, (3) the terms of your variable annuity contract, (4) expenses related to purchasing a variable annuity contract, and (5) procedures for redeeming the Fund’s shares through the separate account.

7. Please delete the horizontal lines on the Investments Results Table (page 2).

All horizontal lines other than the “0.00%” line have been deleted.

8. Please use the correct captions under Item 8 – Financial Intermediary Compensation.

The caption in question has been revised to read “Payments to Broker-Dealers and Other Financial Intermediaries.”

9. On the “Investment Goals and Strategies-“Manager of Managers” Structure” section of the Prospectus (Page 3), please describe the additional relief received regarding aggregate disclosure of sub-advisory fees.

The following sentences have been added to end of the above referenced section:

In addition, the exemptive order received from the SEC, exempts the Fund from the requirement that it disclose separately the fees that the Advisor, as fiduciary for the Fund, pays to each sub-advisor.  Instead, the exemptive order permits the Fund to disclose (as both a dollar amount and as a percentage of its net assets): (i) the aggregate fees paid to the Advisor and any affiliated sub-advisors; and (ii) the aggregate fees paid to sub-advisors other than affiliated sub-advisors.  If the Fund employs an affiliated sub-advisor, the Fund will provide separate disclosure of any fees paid to the affiliated sub-advisor.

10. (a) On the “Portfolio Management” section of the Prospectus (page 5) please comply with applicants representation under its exemptive order application and disclose both the adviser’s fee and aggregate sub-advisors’ fee as a percentage of net assets.

The first paragraph of the “Portfolio Management-Sub-Advisory Fees” section of the Prospectus (page 5) has been revised to read in its entirety as follows:

The aggregate fees paid to the sub-advisors by American Fidelity Assurance Company in 2011 in connection with the sub-advisors’ services to the Fund was $731,784, which represents 0.45% of the Fund’s average NAV for that period.  The Fund’s investment advisor, American Fidelity Assurance Company, pays the sub-advisory fees on behalf of the Fund.

(b) On the “Investment Advisory Services-Sub-Advisors” section of the Statement of Additional Information (page 15), please disclose the aggregate fees paid to the Sub-Advisors for the last three fiscal years.

The last sentence of the fist paragraph of the “Investment Advisory Services-Sub-Advisors-Fees” section has been revised to read as follows:

American Fidelity Assurance Company paid the sub-advisors $731,784, $684,016, and $579,480 in the aggregate, in connection with the sub-advisors’ services to the Fund during each of the fiscal years ended December 31, 2011, 2010, and 2009, respectively.

11. Please add the following sentence to the end of the “Fund Operations-Pricing Shares” section of the Prospectus (page 6): “Fair value pricing may result in a NAV that is different from that based on market quotations.”

The sentence has been added.

12. (a) On the “Management-Directors and Officers” section of the Statement of Information Statement (page 12), please follow and use the exact format of the Management Information table as provided in Form N-1A, Item 17.

This table and the information therein have been revised to conform to Form N-1A, Item 17 format and requirements.

(b) On the “Management-Directors and Officers” section of the Statement of Information, please provide the information required by Item 17(b)(10) in narrative format outside of the management information table.

This following paragraphs have been added to that section:

The Board of Directors believe that each of the Directors should serve on the Board because their business and professional backgrounds indicate that they have the ability to review and understand information about the Fund provided to them by management, to identify and request other information they may deem relevant to the performance of their duties, to question management and other service providers regarding material factors bearing on the management and administration of the Fund, and to exercise their business judgment in a manner that serves the best interests of the Fund’s shareholders. Certain of these business and professional experiences are set forth in detail in the table above. The Board of Directors has concluded that each of the Directors should serve as a Director based on their own experience, qualifications, attributes and skills.  The information provided below, and above, is not all-inclusive. Many of the qualifications and attributes involve intangible elements, such as intelligence, integrity and work ethic, the ability to work together, to communicate effectively, to exercise judgment, to ask incisive questions, and commitment to shareholder interests.

Jo Ann Dickey Dickey’s years of internal audit experience make her a valued member of the Board.  Her familiarity with audit matters and her attention to detail are invaluable to the Board and the Fund’s management.

Mark H. McCubbin’s experience as a chief executive officer have given him the experience and skills that qualify him as a director of the Fund.  His leadership skills and decision-making ability bring a valued skill set to the Board of Directors.

G. Rainey Williams, Jr.’s investment experience and experience as a Board member of a publicly traded banking corporation qualify him to serve as a director of the Fund.  His insight into investment matters has been very important in Board discussions relevant to the Fund’s performance, its sub-advisors and other investment-related matters.

David R. Carpenter, the sole interested director, is a long-time member of the American Fidelity team and brings to the Board both years of business experience and years of historical knowledge about the Fund and its investment advisor, as a whole.

13. On the “Management-Directors and Officers” section of the Statement of Information, please include the compensation table required by Item 17(c)1 of Form N-1A.

The table has been intentionally omitted because Item 17(c) of Form N-1A only requires disclosures as persons who receive compensation from the Fund.  Because, as disclosed in that section, no officer or director of Dual Strategy Fund or American Fidelity Assurance Company receives any remuneration from Dual Strategy Fund, the table has been intentionally omitted.

14. Please update the “Federal Tax Matters” section of the Statement of Additional Information (page 20).

The Federal Tax Matters section of the Statement of Additional Information has been updated.

15. Please respond to these comments with a comment letter, which includes the draft disclosures and Tandy representation.

In connection with this response letter, we acknowledge that (1) the Fund is responsible for the adequacy and accuracy of the disclosures in its Registration Statement, (2) staff comments or changes in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking action with respect to the Fund’s filing, and (3) the Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me or Jennifer Wheeler at 405.552.2273 should you need additional information.

Very truly yours,

/s/ Wagner R. Dias da Silva

Wagner R. Dias da Silva